Exhibit 99.104

Cybin Enters into Collaboration Agreement with Greenbrook TMS to

Establish Mental Health Centers of Excellence

TORONTO--(BUSINESS WIRE)--July 6, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has entered into an exclusive research and development collaboration agreement (the "Collaboration Agreement") with TMS NeuroHealth Centers Inc., a wholly-owned subsidiary of Greenbrook TMS Inc. (TSX:GTMS) (NASDAQ:GBNH) ("Greenbrook"). Greenbrook operates 129 outpatient mental health service centers in the United States. Pursuant to the Collaboration Agreement, Cybin and Greenbrook will work together to establish Mental Health Centers of Excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

Cybin and Greenbrook are both on a mission to assist individuals suffering from depression and the synergistic opportunity to combine forces was evident. Greenbrook's affiliated physicians have treated over 17,000 patients suffering from Major Depressive Disorder and other mental health disorders in the United States, while Cybin is a leader in the research and development of novel compounds and delivery mechanisms and is building the foundation of what it believes will become the next generation of commercially viable psychedelic therapeutics for the treatment of mental health disorders, including depression.

The network of outpatient mental health service centers that Greenbrook has built over the years will provide Cybin a leading market advantage to resources and patients that can assist in accelerating clinical study programs in the US as patient access regularly becomes a hurdle in this specific process.

Pursuant to the Collaboration Agreement, both Cybin and Greenbrook will collaborate to develop one or more Centers of Excellence for the purpose of facilitating research and development of innovative psychedelic compound-based therapeutics for patients suffering from depression.

Specific projects to be pursued at the Center(s) of Excellence, will look at:

∙Furthering clinical research of the psychedelic compounds in Cybin's development pipeline;

∙Developing a deeper understanding of psychedelic therapeutic delivery, including the feasibility thereof; and

∙Facilitating recruitment of clinical trial participants for upcoming clinical trials.

Cybin believes that the formation of Center(s) of Excellence and the potential to leverage one of the largest outpatient mental health service center footprints in the US for future FDA approved psychedelic medicines will add near-term and long-term value to patients and stakeholders alike.

Doug Drysdale, Cybin's CEO, added, "We are extremely proud and excited to be working with the world-class team at Greenbrook TMS to establish these important Centers of Excellence. This opportunity to combine our pre-clinical and clinical knowledge of psychedelic therapeutics with Greenbrook's deep experience in patient care and delivery is unparalleled and serves as a major step toward establishing a national distribution network for future psychedelic therapies."

About Greenbrook

Operating through 129 company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (TMS) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States.

TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

www.greenbrooktms.com

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com